RAD AI

2020 Report

Dear investors,

Our investors have been instrumental in some of the serious milestones we've achieved, including:

1. Atomic Reach Merger. In August 2021, we merged with Atomic Reach.The strategic merger has accelerated our growth as we've fortified our technology and sales teams and are on track to become the dominant player in the marketing technology industry.

2. 300% Revenue Growth. Since the merger, our revenue has doubled. We'll close 2021 with 300R% revenue growth over 2020. It has been a breakout year.

3. New Enterprise Clients. We've closed huge multi-year, recurring revenue contracts with enterprise clients in our fastest-growing verticals: travel & hospitality, healthcare, and financial services.

4. Sales Efficiency. We've expanded our core offering, competency, and value prop by 15X, which is reflected in the total contract value and lifetime value numbers we are seeing from new and existing clients.

5. Expanding Team. We hired a seasoned Stephen Klien as our Chief Growth Officer and closed a Head of AI Ethics Advisor, Katie King.

2022 will be a breakout year, and we're excited to have you on board.

Jeremy Barnett

RAD CEO

We need your help!

Business development. We are accelerating our time-to-close because our value proposition is so strong for enterprise brands who spend millions of marketing dollars every year. We project that the average RAD client will exceed $250K / year in annual contract value by EOY 2022. For this reason, qualified introductions are valuable. In particular, we are expanding in the following verticals: travel & hospitality, healthcare and financial services.

Sincerely,

Jeremy Barnett

CEO

Bradley Silver

President

Joseph Freedman

Chairman

Aaron Kuntz

Board Member

Our Mission

We expect to be @$50m/yr. in revenue and valued at $1bn We also expect to be the gold standard AI platform for content marketing. This journey, is an opera moment for our core founding team. Our younger core team members will remember this time for a lifetime. My co-founder and I constantly communicate the importance of embracing ongoing challenges and the lessons learned. As a unit, we expect our core team to be important contributors every step of the way.

See our full profile

How did we do this year?

Report Card

A+

The Good

- Revenue grew 300% YoY
- New logos: Accenture, GetRoman & CondeNast, a $30B+ hospitality brand, a top 5 social media firm, & a top 5 financial services firm.
- Our AI accuracy is 92%, which is 30% better than Google Bert, giving customers a 250% boost in performance across channels.

The Bad

- We have had to transition away from serving small and medium-sized business clients to focus on enterprise clients.
- Two hires - an SDR and a Client Success Manager - were not a great cultural fit, but we're learning to improve our hiring processes.
- Markets were unpredictable this/yr in the wake of Covid-19, which made sales forecasting more difficult than expected

2020 At a Glance

January 1 to December 31



$169,666 [75%]
Revenue



-$1,034,099
Net Loss


IOU!

$1,288,713 +173%
Short Term Debt



$1,395,617
Raised in 2020



$406,912
Cash on Hand
As of 10/31/21

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

RAD built the world's first AI marketing platform with an EQ. Our technology helps brands connect to today's audience with authenticity.

Our artificial intelligence (AI) understands millions of data points and customer personas then communicates how they relate back to the brands. With a 92% accuracy rate, RAD AI translates marketing gibberish and soulless communication into authentic language that resonates.

We expect to build a business that is generating >$50m/yr. in realized revenue and be valued north of $1B. For this reason and more, we expect to be the gold standard AI platform for marketing authenticity.

This journey is an opera moment for our core founding team. Younger team members will remember this moment in time for the remainder of their life. My co-founder and I constantly communicate the importance of embracing ongoing challenges and the lessons learned from overcoming adversity. As a unit, we expect the entire team to be important contributors every step of the way.

Milestones

Rad Technologies Inc. was incorporated in the State of Delaware in October 2018.

Since then, we have:

- Q4 2021 revenue = $447k; SaaS model; 300% growth from 2020 to 2021

- 12/mo run rate >$2m; President, CEO & CGO have (5) combined exits

- Enterprise contracts w Get Roman, Accenture, Conde' Nast, DignityHealth, Magellan Health and NCM

- Multi-year contract with a hospitality & travel brand that has a market cap over $30B

- Contract with a top financial serivces firm with more than $3 Trillion in assets under management

- Material (POC) proof of concept and partnership with a leading social platform

- The highest rated Natural Language Generation (NLG) models; 30% better efficacy Google Bert

- Advertisers average 250%+ incremental performance lift w/ RAD AI analysis, insights and recipe

Historical Results of Operations

Our company was organized in October 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $169,666 compared to the year ended December 31, 2019, when the Company had revenues of $671,474. Our gross margin was 7.73% in fiscal year 2020, compared to 77.32% in 2019.

- *Assets.* As of December 31, 2020, the Company had total assets of $706,498, including $345,596 in cash. As of December 31, 2019, the Company had $270,982 in total assets, including $4,092 in cash.

- *Net Loss.* The Company has had net losses of $1,034,099 and net losses of $712,929 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.

- *Liabilities.* The Company's liabilities totaled $2,726,642 for the fiscal year ended December 31, 2020 and $1,264,527 for the fiscal year ended December 31, 2019.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $980,000 in debt, $1,113,000 in equity, $500,000 in convertibles, and $100,000 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 18 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Rad Technologies Inc. cash in hand is $406,912.12, as of October 2021. Over the last three months, revenues have averaged $105,000/month, cost of goods sold has averaged $45,000/month, and operational expenses have averaged $170,000/month, for an average burn rate of $110,000 per month. Our intent is to be profitable in 15 months.

We merged with Atomic Reach in August of 2021. For the merger financing, we raised $1.1m from accredited investors from both the Atomic Reach and RAD side.

This is annotated in the notes of the audit.

Revenues // Oct - $120,000 Nov $96,000 Dec $108,000 We exepect out burn rate to remain constant between $60,000 - $70,000/mo

We are not profitable now. We estimate that $3m in funding will get us to profitability. We plan on reinvesting all profits into growth, team building key hires.

We are generating revenue from a wide variety of clients and selling more client deals as we mature. In addition, we have $700,000 cash on hand.

Net Margin: -609% **Gross Margin: 8%** **Return on Assets: -146%** **Earnings per Share: -$14,772.84**

Revenue per Employee: $12,119 Cash to Assets: 49% Revenue to Receivables: 386% Debt Ratio: 386%

RAD_TECHNOLOGIES_INC.-_Audited_FS__19__20_copy.pdf

We ❤ Our 1011 Investors

Thank You For Believing In Us

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Dylan White
Robert Stahlsmith
Roy Brunicardi
Juan Vicenty
Yolande Leonard Muham...
Torin Zonfrelli
Gordon Julian
Aijaz Ali
Hazel Jeremiah-Michels
Robert J. SCHIFF
Patrick Nyeste
Henrik Stahre
Wayne Lee
Gregory Scott Gleaves
Renzo Fasano
John Mechkowski
Irvink Romero
Blaine Cram
Jawed Khan
Dan K Wolfe
Franco Dattilo
Martin Wagner
Austin L Rohn
Neetha Gudapati
Gelanie Mariano
Patrick Ferre
Narayana Chittireddy
Michael Nomura
Franklin E Njubigbo
Kiranmayi Komati
Ian Lowden
Andrew Nkoyoyo
Robert Paul Meier
Vignesh Kumar Sathyamo...
Michael Oke
Slavik Gerega
Emmanuel Antoine
Steven Lu
James Willingham
Jeziel Nova
Nicholas Gessner
Philip Kellner
Albertico Maduro
Eric Hendricks
Paul Lee
James Butler
T Hardy
Jason Kaunas
Vincent J Collins
Alexander Eburne
Dariana Francois
Terry Mitchell
Brenda Chae
Ramprasad Jembu Rama...
George Curtis
Thomas P. Dooley
Ananta P Khanal
Britt Plattner
Deborah Fraser
Jacobus Dirk Spreeuwen...
Fardad Delhim
Frank Segler
Angelica Olcott
Sharon A Boyd-Floyd
Nicholas Pullman
Bryant Stevenson
Derek G Webster
Kerby Scales
Michael Trish Hankila
Denold Jean Louis
Diwakar C
Kwasi Sarfo
Yolande Leonard Muham...
Thomas Holender
Patrick Gilbert
David Space
Kenneth PROPP
Peter Bergquist
Venkateswara Kopanathi
Rakesh B SASVIHALLI
Anand Manuel
Andrew Berger
Indiana Gregg

Thank You!

From the RAD AI Team



Jeremy Barnett
CEO



Bradley Silver
President



Joseph Freedman
Chairman



Aaron Kuntz
Board Member



Stephen Klein

Chief Growth Officer

Harvard MBA & AI ethics leader. Former CMO (Next Law, Dentons) the largest law firm in the world. Co-founded/CMO/exited LOYAL3. Led orgs of 10,000+ employees. Has held SEC/FINRA brokerage licenses including series 7, 24, 63 & 79.



Leah Kim

Sr. Director of Client Success

BS & Finance w/ honors @Cal-State Fullerton. Responsible for scaling and onboarding enterprise clients like MGM, UBS, Dignity Health and Ro-Mind. Client success/execution expert and AMA Certified.



Emillian Tita

Lead Engineeer and Dev Ops

Computer Sciences, BS @ Wes University of Timisoara. Dev/software engineer >25 yrs. Developed machine learning models for context extraction from text using 470M/millisecond response ratio. Pioneer in neural networks, ML, AI & computer vision.



Matthew Samson

MLDeveloper - NLP and Deep Learning

MS - M.Sc, Computer Science University of Guelph. >4/yrs experience in AI. Specializing in Machine/deep learning, natural language processing, computer vision, optimization and information systems.



Hassan Zia

Sr. Full Stack Developer

MS Software Engineering, Seneca. With RAD AI for 8 years. >7 yrs experience in Php, JavaScript, React.js, MySQL. Responsible for technology design concepts and ML/AI methodology.



Pavlo Parkhomenko

Data Scientist

B/S, Mathematical Finance, University of Waterloo. Expert across Python, C/C++, HTML/CSS. Recognized innovator across text subjects, machine learning and natural language technologies.



Leah Ghavami

Content Marketing

MS @USC, Marshall School of Business for Marketing. Responsible for content creation and approvals across clients like MGM, UBS, NCM and Ro-Mind.



Justin Kim

Data Ops

BS/BA and Analytics, Chapman University. Responsible for data visualization and machine learning (ML) analysis for RAD AI clients. Optimized >10,000 pieces of content using RAD AI for diverse client types. Google Analytics 2x certified.



Ally Kim

Marketing

BA in Business Administration and Entertainment from Cal State Fullerton. Eesponsible for enterprise creative concepts for clients like NCM, UBS, Ro-Mind and MGM.



Dusan Popovic

Creative Director

Dusan is RAD's first team member and is responsible for design, UI/UX and key client deliverables. He is the former creative director of PRVA TV, Sound Bridge and Mad Head Games.



Bobby John

Board Member

BAS & Computer Sciences, Univeristy of Toronto. Tech pioneer w/ >20/yrs experience. Founder of Band of Coders (2002). Recognized as global technoloy leader.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Aaron Kuntz	Finance / Operations @ Self	2018
Bobby John	Founder and CEO @ Band of Coders	2021
Joe Freedman	Retired Investor @ Slef	2021
Bradley Silver	President @ Rad Technologies Inc.	2021
Jeremy Barnett	CEO @ Rad Technologies Inc.	2018

Officers

OFFICER	TITLE	JOINED
Bradley Silver	President	2021
Jeremy Barnett	CEO	2018

Voting Power

No one has over 20% voting power.

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
03/2018	$272,000	Common Stock	Section 4(a)(2)
09/2019	$100,000		Section 4(a)(2)
11/2019	$500,000		Section 4(a)(2)
12/2019	$100,000	Safe	Section 4(a)(2)
12/2019	$310,000		Other
04/2020	$250,000		Section 4(a)(2)
05/2020	$170,000		Section 4(a)(2)
09/2020	$935,617		4(a)(6)
10/2020	$40,000		506(c)
05/2021	$160,000		Section 4(a)(2)
08/2021	$250,000		Other
08/2021	$841,000	Common Stock	Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
09/13/2019	$100,000	15.0%		None	09/13/2021
11/15/2019	$500,000	4.0%	15.0%	$4,000,000	11/16/2023
05/25/2021	$160,000	15.0%			05/25/2021

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Dzhel Ventures	12/27/2019	$310,000	$0	4.0%	03/29/2024	Yes
SBA	04/01/2020	$250,000	$250,000	3.75%	04/30/2026	Yes
SBA	05/01/2020	$170,000	$130,000	1.0%	12/31/2022	Yes
SBA Loan	08/01/2021	$250,000	$250,000	3.75%	12/31/2026	Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	93,551,788	70,855,799	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	n/s
Options:	26,556,462

Risks

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Aaron Kuntz is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Marco Hansell is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

A better funded competitor beats us to the punch and grabs posistion, clients and market share.

Company clients / partners go out of business and don't pay their invoice and/or aging accounts receivable.

Covid-19 takes longer for the US economy to recover than expected thus causing extended pauses in new client activations.

Covid-19 reduces early adopters threshold to activate new marketing innovation and test budgets.

API integrations for channel partners like Facebook and Instagram can change to our detriment.

Organic reach is constantly changing on social platforms which can reduce campaign efficacy.

Securing executives and top tiered development talent is challenging against better funded competitors

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of

expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Rad Technologies Inc.

- Delaware Corporation
- Organized October 2018
- 14 employees

395 Santa Monica PLace
#308
Santa Monica CA 90401

http://www.radintelligence.com

Business Description

Refer to the RAD AI profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

RAD AI is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.